AN
2/17/04

04001997

SECU[...]MMISSION
Washington, D.C. 20549

UF 2-11-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIBBLE & PRENTICE FINANCIAL, INC. DBA "KPF"

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. FEB 1 0 2004

601 UNION ST, SUITE 964
(No. and Street)

SEATTLE (City) WA (State) 98101-4064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MALCOLM G. WITTER 206-676-7400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BISSETT, RONALD
(Name – *if individual, state last, first, middle name*)

P.O. BOX 33257 (Address) SEATTLE (City) WA (State) 98133 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolm G Witter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kibble & Prentice Financial, Inc (DBA "KPF"), as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Malcolm G. Witter
Signature

Treasurer
Title

Notary Public

COLLEEN M. KOZACHIK
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 9-13-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ronald Bissett, CPA
CERTIFIED PUBLIC ACCOUNTANT
Post Office Box 33251 Seattle, WA 98133

February 7, 2004

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Kibble & Prentice Financial, Inc. (DBA "KPF")
Seattle, Washington

I have audited the financial statements of Kibble & Prentice Financial, Inc. (DBA "KPF") (a Washington corporation), as of and for the year ended December 31, 2003 and have issued my report thereon dated February 7, 2004.

I conducted my audit in accordance with generally accepted auditing standards and certain rules of the Securities Exchange Act of 1934, specifically Rule 17a-5, Rule 17a-3(a)11 and Rule 15C3-3. Those standards and rules require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing my audit of the financial statements of Kibble & Prentice Financial Inc., (DBA "KPF") for the year ended December 31, 2003, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Kibble & Prentice Financial, Inc., (DBA "KPF") is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and , accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weakness as defined above. No material weaknesses were found to exist.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements. However, this report is a matter of public record and its distribution is not limited.

Ronald Bissett, CPA
Seattle, Washington

SECTION II

Ronald Bissett, CPA
CERTIFIED PUBLIC ACCOUNTANT
Post Office Box 33251 Seattle, WA 98133

February 7, 2004

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kibble & Prentice Financial, Inc. (DBA "KPF")
Seattle, Washington

I have audited the accompanying balance sheets of Kibble & Prentice Financial, Inc., (DBA "KPF") (a Washington corporation), as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kibble & Prentice Financial, Inc., (DBA "KPF") as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Ronald Bissett, CPA
Seattle, Washington

KIBBLE & PRENTICE FINANCIAL, INC.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$47,344	$39,807
Total current assets	47,344	39807
DUE FROM AFFILIATE	-0-	1,599
FIXED ASSETS		
Equipment	5,956	5,788
Less Accumulative Depreciation	(5,956)	(5,339)
Total fixed assets	-0-	617
TOTAL	$47,344	$ 42,023

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Taxes payable	$1,596	$2,405
Other payables	-0-	1,599
Total current liabilities	1,596	4,004
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 1,000,000 shares authorized, issued and outstanding 294,900 shares in 2003; 276,900 shares in 2002	2,949	2,769
Paid in capital	291,951	274,131
Retained earnings (deficit)	(249,152)	(238,881)
Total stockholders' equity	45,748	38,019
TOTAL	$47,344	$42,023

See auditor's report and notes to financial statements

KIBBLE & PRENTICE FINANCIAL, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES	$85,956	$146,536
SALARY EXPENSES	63,666	117,622
COSTS AND EXPENSES	32,628	30,580
OPERATING INCOME (LOSS)	(10,338)	(1,666)
OTHER INCOME		
Interest	67	4,185
Total other income	67	4,185
INCOME (LOSS) BEFORE INCOME TAXES	(10,271)	2,519
PROVISION FOR FEDERAL INCOME TAX		
NET INCOME (LOSS)	$(10,271)	$2,519

See auditor's report and notes to financial statements

KIBBLE & PRENTICE FINANCIAL, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	NUMBER OF SHARES	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE DECEMBER 31, 2001	250,000	$ 2,500	$247,500	($241,400)	$ 8,600
Sale of Stock:					
August 2, 2002	15,000	150	14,850		15,000
October 2, 2002	11,900	119	11,781		11,900
Total	26,900	269	26,631		26,900
Net income (loss)				2,519	2,519
BALANCE DECEMBER 31, 2002	276,900	2,769	274,131	(238,881)	38,019
Sale of Stock:					
March 31, 2003	5,000	50	4,950		5,000
April 25, 2003	5,000	50	4,950		5,000
June 26, 2003	5,000	50	4,950		5,000
September 30,2003	3,000	30	2,970		3,000
Total	18,000	180	17,830		18,000
Net Income (Loss)				(10,271)	(10,271)
BALANCE DECEMBER 31, 2003	294,900	$ 2,949	$291,951	($249,152)	$45,748

KIBBLE & PRENTICE FINANCIAL, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(10,271)	$ 2,519
Non-cash expenses, revenues, losses, and gains included in income:		
Depreciation	617	514
(Increase) Decrease in due from affiliate	1,599	(1,174)
Increase (Decrease) in taxes payable	(809)	897
Increase (Decrease) in other payables	(1599)	1,117
Net cash flows from operating activities	(10,463)	3,873
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment and furniture		(168)
Net cash provided (used) by investing activities		(168)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common stock	180	269
Increase in paid capital	17820	26,631
Net cash provided by financing activities	18,000	26,900
NET INCREASE (DECREASE) IN CASH	7,537	30,605
CASH – BEGINNING OF YEAR	39,807	9,202
CASH – END OF YEAR	$47,344	$39,807

See auditor's report and notes to financial statements

KIBBLE & PRENTICE FINANCIAL, INC.
(DBA "KPF")

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 and 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Kibble & Prentice Financial, Inc., (DBA "KPF") (the Company) is a Washington corporation. The Company was incorporated on February 9, 1996. It is a registered broker/dealer with the Securities and Exchange Commission. The Company acts as a broker/dealer in private placements including, but not limited to, clients of Kibble & Prentice Financial, Inc. (DBA "KPF") The Company currently uses the accrual basis of accounting for financial reporting and for income tax purposes. The Internal Revenue Service granted the Company S corporation status effective April 5, 1996 and therefore no provision for income tax has been provided.

FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash.

The carrying amounts of financial instruments including cash and accrued liabilities approximated fair value because of the immediate or short-term maturity of these instrument. The difference between the carrying amount and fair value of the Company's long term debt is not significant.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE AND EXPENSE RECOGNITION

The Company expects to receive fees from private placements.

OPERATING LEASES

The Company has no operating leases. Refer to note for Related Party Transactions for expenses relating to office expense, utilities, etc.

NOTES TO FINANCIAL STATEMENTS

(continued)

DEPRECIATION

The company uses straight line depreciation methods to depreciate furniture and computer equipment over their useful life, which are generally, three to five years.

RELATED PARTY TRANSACTIONS

The Company has an agreement with Kibble & Prentice Holding Company (a related party), whereby certain shared expenses incurred on behalf of Kibble & Prentice Financial, Inc., (DBA "KPF") may be paid by Kibble & Prentice Holding Company, and the Company is not obligated to repay those expenses.

The officers and directors in Kibble & Prentice Financial, Inc., (DBA "KPF") are principals in Kibble & Prentice Holding Company. Kibble & Prentice Holding Company and Kibble & Prentice Financial, Inc., (DBA "KPF") are located in the same office space and the agreement with the Company relates to the Company's share of office space, utilities and supplies. Transactions between the Company and Kibble & Prentice Holding Company, are not purported to be at arms-length. For the years ended December 31, 2003 and 2002 related party transactions were $72,496 and $88,905 respectively.

REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission net capital rules, which require the maintenance of a $5,000 minimum net capital and a ratio of aggregate indebtedness to net capital of not more than 8 to 1. As of December 31, 2003 and 2002, the Company's net capital was $45,745 and $38,208 respectively. The Company's aggregate indebtedness to net capital was 0 to 1 at December 31, 2003 and 2002.

The Company carries no customer accounts or any securities or borrowings against or for such accounts, as defined in Rule 15(c) 3-3. Therefore, the computation of reserve requirements, as well as information relating to possession and control is not applicable to the Company as of December 31, 2003 and 2002.

The SIPC has suspended the assessment provided for in Section 4(d) (1) of the Securities Investor Protection Act of 1970. Therefore, no supplement report on the status of the membership of the Company in the SIPC is required to be filed pursuant to Regulation 240.17a-5(e) (4).

The Company has no liabilities subordinated to claims of general creditors.

SECTION III

KIBBLE & PRENTICE FINANCIAL, INC.
(DBA "KPF")

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

Ronald Bissett, CPA
CERTIFIED PUBLIC ACCOUNTANT
Post Office Box 33251 Seattle, WA 98133

February 7, 2004

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Kibble & Prentice Financial, Inc. (DBA "KPF")
Seattle, Washington

My report on my audit of the basic financial statements of Kibble & Prentice Financial, Inc., (DBA "KPF") for December 31, 2003 appears in Section II. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital pursuant to Rule 15c3-1 and the reconciliation of Net Capital with Most Recent Report (Form X-17a-5, Part 11A) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ronald Bissett, CPA
Seattle, Washington

KIBBLE & PRENTICE FINANCIAL, INC.
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT RULE 15c3-1	2003	2002
TOTAL STOCKHOLDERS' EQUITY	$45,748	$38,019
Less		
Deductions for non-allowable assets, net	-0-	2,216
Haircuts on securities		-0-
	-0-	2,216
NET CAPITAL	$45,748	$35,803

SCHEDULE II

RECONCILIATION OF NET CAPITAL WITH MOST RECENT REPORT

	2003	2002
NET CAPITAL PER FINANCIAL STATEMENTS	$45,748	$35,803
Increase in haircut deduction	-0-	-0-
Increase in deduction for non-allowable assets, net	-0-	-0-
	45,748	35,803
Changes to assets and liabilities on Form X-17A-5, Part IIA		
Additional deduction for non-allowable assets	-0-	-0-
Understatement (overstatement) of cash	-0-	-0-
Overstatement (understatement) of receivables	-0-	-0-
Overstatement (understatement) of other assets	1596	-0-
Understatement (overstatement) of accounts payable and accrued liabilities	(1,599)	2,405
Understatement (overstatement) of commissions payable		-0-
	(3)	2,405
NET CAPITAL PER FORM X-17a-5, Part IIA	$45,745	$38,208

[illegible] and notes to financial statement

KIBBLE & PRENTICE FINANCIAL, INC.
(DBA "KPF")

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

KIBBLE & PRENTICE FINANCIAL, INC.
(DBA "KPF")

YEARS ENDED DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

SECTION I